EXHIBIT 17

                                                                 August 22, 2006

To: Don Roller, Chairman The Jacksonville Bancorp Inc. Board of Directors Price Schwenk, Chairman The Jacksonville Bank Board of Directors

Gentlemen,

     Please accept this as my resignation from both The Jacksonville Bancorp and The Jacksonville Bank Boards effective August 31, 2006.

     While I realize that the current sitting Board has tenure, I believe the mandatory retirement age of 72 that we incorporated into our charter is the right thing for me to do. I will be 72 on my next birthday and I find that the further I get into retirement, the farther I get away from the business community and the movers and shakers that make Jacksonville vibrant. I find also that with my wife and I traveling more and more extensively, along with our four months stay each year at our northern summer home, it is becoming almost impossible to make meetings and stay in touch. It is really time for me to relinquish my seat on the Boards and make room for a younger dynamic man or woman who has the right connections and is in tune with the pace and the nuances of the Jacksonville business community.

     It has been a great ride!! We got off to a shaky start eight years ago and for a while it looked like we were going to run out of money before we ever got our charter, but we all stepped up to the plate, we received our charter, Gil Pomar came on board, bringing with him Scott Hall and my old friend, Price Schwenk and we took-off and have been flying high ever since. I do not believe that there is a bank in Jacksonville, community or national, who has as fine a group of core executives as The Jacksonville Bank. With Gil, Scott Hall, Valerie Kendall and Donna Donovan, there is no where to go but up. I must interject that it has been an honor to work on the loan committee all these years with Scott Hall and the other committee memebers. It has been a hard working group led by the best Chief Loan executive in the business.

     To my colleagues on the Board, let me say I have never been associated with a harder working or more astute group of people in my business career. It has been an honor and a privilege to know and to serve with you. Peggy Ann and I count each of you and your wives as close personal friends, and we sincerely hope that we will continue that relationship down the road.

     So - to you, my fellow Board members and to Gil and all of the wonderful people who make up The Jacksonville Bank, thank you for letting me be a part of it all. Here's to the best of everything in the future for the Bank and for all of you!

                                                           Most sincerely,


                                                           R.A. Kraft

Cc: All Directors